                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           STRATFORD AMERICAN CORP.
- -------------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, $.01 par value per share
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 86279E 10 2
                          ---------------------------
                                (CUSIP Number)


                               Alan R. Mishkin
                     c/o Great Western Development Corp.
                                P.O. Box 44337
                           Phoenix, AZ  85064-4337
                                (602) 956-6699
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 July 1, 1996
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
- ---------------------                                         ------------------
CUSIP NO. 86279E 10 2                                         Page 2 of 5 Pages
- ---------------------                                         ------------------

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ALAN R. MISHKIN
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
    N/A                                                               (b) / /
- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    PF
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
    ITEMS 2(d) or 2(e)
    N/A
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. CITIZEN
- --------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
                      6,506,667
   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            6,506,667
     WITH          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER
                      0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,506,667
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /
    N/A
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.7%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1      SECURITY AND ISSUER.

            This schedule 13D relates to shares of common stock, $.01 par value (the "Common Stock"), of Stratford American Corp., an Arizona corporation ("Stratford"), whose executive offices are located at 2400 E. Arizona Biltmore Circle, Building #2, Suite 1270, Phoenix, Arizona 85064.

Item 2      IDENTITY AND BACKROUND.

            (a) Alan R. Mishkin

            (b) Alan R. Mishkin
                c/o Great Western Development Corp.
                P.O. Box 44337
                Phoenix, Arizona 85064-4337

            (c) Principal Occupation:
                Real Estate Developer and Investor
                Great Western Development Corp.
                P.O. Box 44337
                Phoenix, Arizona 85064-4337

            (d) During the last five years, Mr. Mishkin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, Mr. Mishkin has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Mishkin was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONTRIBUTIONS.

            Mr. Mishkin used his personal funds to acquire the Common Stock of Stratford.

Item 4.     PURPOSE OF TRANSACTION.

            Mr. Mishkin acquired the shares of Common Stock of Stratford for investment only. Mr. Mishkin does not have any present intention to engage in any transaction described in Item 4 of Schedule 13D.



                              Page 3 of 5 Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Mishkin presently owns 6,506,667 shares of Stratford Common Stock, which constituted 7.7% of Stratford's issued and outstanding Common Stock based on Stratford's Form 10-QSB for the quarter ended March 31, 1996.

          (b) Mr. Mishkin has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 6,506,667 shares of Stratford Common Stock.

          (c) On July 1, 1996, Mr. Mishkin acquired 6,506,667 shares of Stratford Common Stock from Investment Four Corporation in a private transaction for a price of approximately $.08 per share.

          (d)  Not applicable.


          (e)  Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.


                              Page 4 of 5 Pages

                                SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  June 20, 1996           By: /s/ Alan R. Mishkin
- -------------------          ------------------------------------
     Date                              ALAN R. MISHKIN












                              Page 5 of 5 Pages